Exhibit 4.3
THE DIME SAVINGS BANK OF WALLINGFORD
NON-QUALIFIED STOCK OPTION AGREEMENT

        In consideration of his service on the Board of Directors of The Dime Savings Bank of Wallingford (the "Bank"), WILLIAM J. FARRELL (the "Optionee") is hereby granted an option to purchase 5,000 shares of the Common Stock of the Bank at a price of $13.50 per share (the "Option"), such price per share being equal to 100% of the fair market value of a share of Common Stock at the time this Option is granted (the "Option Price").

        Reference is made, and this Option is subject to, all the terms of the Bank's 1986 Stock Option Plan for Outside Directors (the "Plan"), a true copy of which is attached hereto. Although this Option is subject to the terms of the Plan, the Option is not a grant pursuant to the Plan and the 5,000 shares of Common Stock subject to the Option are not to be included in the limitations provided by Section 3 of the Plan.

        This Option expires 10 years from the date hereof and is subject to any earlier termination as provided in the Plan. This Option may not be exercised prior to June 20, 1989, one year from the date hereof. If this Non-Qualified Stock Option Agreement is not approved by the shareholders of the Bank at the Special Meeting of Shareholders called for such purpose, this Option shall be null and void as of the date of this grant.

        This Option may be exercised solely by payment of the Option Price in cash or by certified check, bank draft or postal or express money order.

        The Option is not transferable by the Optionee except by will and by the laws of descent and distribution and is exercisable during the Optionee's lifetime only by such Optionee.

        The Optionee hereby accepts the Option as specified above.

        Dated this 20th day of June, 1988.

                                           THE DIME SAVINGS BANK
                                           OF WALLINGFORD


                                           BY    /s/ John C. Shortell
                                                 Its President, Treasurer and
                                                 Chief Executive Officer

                                                 OPTIONEE


                                                 /s/ William J. Farrell
                                                 WILLIAM J. FARRELL




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AMENDMENT NO. 1 TO
NON-QUALIFIED STOCK OPTION AGREEMENT


        The Bank and the Optionee hereby agree as follows:

        1. The shares of common stock to be received by the Optionee upon exercise of all or part of the Option will be shares of common stock, $1.00 par value, of Dime Financial Corporation, the successor issuer to the Bank pursuant to the terms of an Agreement and Plan of Reorganization dated as of September 2, 1988, by and among the Bank, Dime Financial Corporation and City Savings Bank of Meriden.

Dated:

The Dime Savings Bank of Wallingford         Accepted:


By      /s/ John C. Shortell                 By    /s/ William J. Farrell
        Its President                              Optionee
                                                   Wm. Farrell





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